Filed Pursuant to Rule 424B3
Registration No. 333-259733

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock

Underlying Warrants

This prospectus relates to the resale of (i) 24,500,000 shares of Class A common stock, par value $0.0001 per share issued in the PIPE Investment by certain of the selling securityholders, (ii) 35,306,951 shares of Class A common stock issued to certain securityholders in connection with the Merger, (iii) 2,076,762 shares of Class A common stock issuable to certain securityholders pursuant to the Earnout, and (iv) 6,600,000 private placement warrants to purchase shares of Class A common stock originally issued in connection with our initial public offering. This prospectus also relates to the issuance by us of up to 18,099,992 shares of Class A common stock that are issuable by us upon the exercise of the private placement warrants and the exercise of 11,499,992 public warrants that were previously registered.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. The selling securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We will not receive any of the proceeds from such sales, but we will receive the proceeds from the exercise of the warrants. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them in disposing of these securities. We will bear all other costs, fees and expenses incurred in effecting the registration of these securities, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus. We provide more information about how the selling securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.

The selling securityholders may sell any, all or none of the securities and we do not know when or in what amount the selling securityholders may sell their securities hereunder following the effective date of this registration statement.

Our Class A common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WS” and, after resale, our private placement warrants are traded under the same ticker symbol as the public warrants. On December 7, 2022, the last quoted sale price for our Class A common stock as reported on NYSE was $1.19 and the last reported sale price of our public warrants was $0.24.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 9 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 13, 2022.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We do not take responsibility for, nor can we provide any assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

i

EXPLANATORY NOTE

On August 16, 2021 (the “Closing Date”), Spire Global Subsidiary, Inc. (formerly known as Spire Global, Inc.) (“Old Spire”) closed its previously announced merger with NavSight Holdings, Inc. (“NavSight”), a special purpose acquisition company, pursuant to the terms of the Business Combination Agreement, dated as of February 28, 2021, by and among Old Spire, NavSight, NavSight Merger Sub, Inc., a wholly owned subsidiary of NavSight (“NavSight Merger Sub”), and Peter Platzer, Theresa Condor, Jeroen Cappaert, and Joel Spark (the “Business Combination Agreement”). As a result, NavSight Merger Sub merged with and into Old Spire, the separate corporate existence of NavSight Merger Sub ceased, and Old Spire continued as the surviving corporation and a wholly owned subsidiary of NavSight (the “Merger,” such consummation, the “Closing”). NavSight then changed its name to Spire Global, Inc. and Old Spire changed its name to Spire Global Subsidiary, Inc.

The registration statement on Form S-1 (Registration No. 333-259733), which was subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2021 (the “Registration Statement”), registered the resale of securities issued in a private placement in connection with the consummation of the Merger. Such securities included (i) 24,500,000 shares of Class A common stock, par value $0.0001 per share issued in a private investment in public equity investment (the “PIPE Investment”) by certain of the selling securityholders, (ii) 35,306,951 shares of Class A common stock issued to certain securityholders in connection with the Merger, (iii) 2,076,762 shares of Class A common stock issuable to certain securityholders pursuant to the portion of earnout value allocated to holders of the options assumed in connection with the Merger (the “Earnout”), (iv) 6,600,000 warrants to purchase shares of Class A common stock originally issued in connection with our initial public offering (“private placement warrants”) and (v) up to 18,099,992 shares of Class A common stock that are issuable by us upon the exercise of the private placement warrants and the exercise of 11,499,992 warrants that were previously registered (“public warrants”).

Post-Effective Amendment Nos. 2 and 3 were filed, and this Post-Effective Amendment No. 4 is being filed, to convert the Registration Statement into a registration statement on Form S-3.

No additional securities are being registered under this post-effective amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the selling securityholders hereunder may, from time to time, sell the securities offered by them as described in the section titled “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of the warrants. We will receive proceeds from any exercise of the warrants for cash.

Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find More Information.”

Unless expressly indicated or the context requires otherwise, the terms the “Company,” “we,” “us” and “our” in this prospectus refer to Spire Global, Inc., the parent entity formerly named NavSight Holdings, Inc., after giving effect to the Merger, and as renamed Spire Global, Inc., and where appropriate, our wholly-owned subsidiaries (including Old Spire).

THE COMPANY

Overview

We are a global provider of space-based data, analytics and Space Services, offering unique datasets and powerful insights about Earth from the ultimate vantage point—space—so that organizations can make decisions with confidence, accuracy and speed. We own and operate one of the world’s largest multi-purpose satellite constellations in low earth orbit. Our fully deployed constellation consists of over 100 satellites, and we believe it is also one of the world’s largest “listening” constellations, observing the earth utilizing radio frequency sensors. We enrich this hard-to-acquire, valuable data with analytics and predictive solutions, providing data as a subscription to organizations around the world so that they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage and mitigate risk.

With a satellite constellation that covers the earth over 200 times a day and our global ground station network, we are able to reliably and resiliently collect data with low latency. Our cloud-based data infrastructure processes enable us to effectively synthesize and analyze these data sets and create our proprietary data analytics solutions. We collect global data that can only be captured from space with no terrestrial alternatives and then provide customers solutions through an application programming interface infrastructure. We collect these data once and can then sell them an unlimited number of times across a broad and growing set of industries, including weather, aviation and maritime, with global coverage as well as real-time and near real-time data that can be easily integrated into our customers’ operations.

Corporate Information

We were incorporated in May 2020 as a Delaware corporation and a special purpose acquisition company under the name NavSight. On September 9, 2020, NavSight completed its initial public offering. On the Closing Date, NavSight consummated the Merger with Old Spire pursuant to the Business Combination Agreement. In connection with the Business Combination Agreement, NavSight changed its name to Spire Global, Inc.

Our principal executive office is located at 8000 Towers Crescent Drive, Suite 1100, Vienna, Virginia 22182, and our telephone number is (202) 301-5127. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Act of 2012 (“JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Issuer	Spire Global, Inc. (formerly known as NavSight Holdings, Inc.)

Issuance of Class A common stock

Shares of Class A common stock offered by us	18,099,992 shares, consisting of:

•	6,600,000 shares that are issuable by us upon the exercise of the private placement warrants; and

•	11,499,992 shares that are issuable by us upon the exercise of the public warrants

Shares of Class A common stock outstanding prior to the exercise of all warrants	140,011,711 shares (as of September 30, 2022)

Exercise price of warrants	$11.50 per share

Use of proceeds	We would receive approximately $208.1 million in proceeds assuming the exercise of all of the warrants in full for cash. Unless we inform you otherwise in a prospectus supplement, we intend to use any net proceeds from the exercise of the warrants for general corporate purposes, which may include acquisitions and other business opportunities, capital expenditures and working capital. See “Use of Proceeds.”

Resale of Class A common stock and
private placement warrants

Shares of Class A common stock offered by the selling securityholders	61,883,713 shares, consisting of:

•	24,500,000 shares issued in connection with the PIPE Investment;

•	35,306,951 shares issued to certain securityholders in connection with the Merger; and

•	2,076,762 issuable to certain securityholders pursuant to the Earnout.

Warrants offered by the securityholders	6,600,000 private placement warrants

Terms of the offering	The selling securityholders determine when and how they will dispose of the shares of Class A common stock and warrants registered under this prospectus for resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock or private placement warrants by the selling securityholders.

Risk Factors	See the section titled “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our securities.

Market for Class A common stock and warrants	Our Class A common stock is traded on the NYSE under the symbol “SPIR.” Our private placement warrants, after resale, and public warrants are quoted on the NYSE under the symbol “SPIR.WS.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. These filings, including the registration statement of which this prospectus forms a part and the exhibits and schedules thereto, are available to the public in electronic form at the website maintained by the SEC at www.sec.gov.

Information about us, including copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy and information statements filed with the SEC, is also available at our website at www.spire.com. However, the information on our website is not a part of, or incorporated by reference in, this prospectus or any accompanying prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement and prior to effectiveness of the registration statement, and on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed, including any information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K, in accordance with SEC rules):

(i) our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March  30, 2022, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on November 7, 2022, including portions incorporated by reference therein from our Definitive Proxy Statement for our 2022 annual meeting of stockholders, filed with the SEC on April 22, 2022;

(ii) our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2022 filed with the SEC on May 11, 2022, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on November  7, 2022, for the quarterly period ended June 30, 2022 filed with the SEC on August 10, 2022, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on November 7, 2022, and for the quarterly period ended September 30, 2022 filed with the SEC on November 10, 2022;

(iii) our Current Reports on Form 8-K/A filed with the SEC on February  14, 2022 and November 30, 2022 and our Current Reports on Form 8-K filed with the SEC on June  1, 2022, June 14, 2022, August  11, 2022, September  14, 2022, October  25, 2022 and November 16, 2022 (other than portions of these documents not deemed to be filed); and

(iv) the description of our common stock contained in the registration statement on Form 8-A12B filed with the SEC on September 8, 2020, together with any amendment or report that we may file for the purpose of updating this description.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (202) 301-5127 or by writing to us at the following address:

Spire Global, Inc.

8000 Towers Crescent Drive, Suite 1100

Vienna, VA 22182

Attn: Investor Relations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions.

These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to, the following:

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our ability to successfully identify, acquire and integrate businesses, such as our completed acquisition of exactEarth Ltd. (TSX: XCT), the combined future performance of such acquisitions or our ability to pursue strategic transactions;

•	changes in our growth, strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;

•	our ability to remedy identified material weaknesses;

•	the implementation, market acceptance, and success of our business model;

•	the ability to develop new offerings, services, solutions and features and bring them to market in a timely manner and make enhancements to our business;

•	the quality and effectiveness of and advancements in our technology and our ability to accurately and effectively use data and engage in predictive analytics;

•	overall level of consumer demand for our products and offerings;

•	expectations and timing related to product launches;

•	expectations of achieving and maintaining profitability;

•	projections of total addressable markets, market opportunity, and market share;

•	our ability to acquire data sets, software, equipment, satellite components, and regulatory approvals from third parties;

•	our expectations concerning relationships with third parties;

•	our ability to acquire or develop products or technologies we believe could complement or expand our platform or to expand our products and offerings internationally;

•	our ability to obtain and protect patents, trademarks, licenses and other intellectual property rights;

•	our ability to utilize potential net operating loss carryforwards;

•	developments and projections relating to our competitors and industries, such as the projected growth in demand for space-based data;

•	our ability to acquire new customers and partners or obtain renewals, upgrades, or expansions from our existing customers;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to retain or recruit officers, key employees or directors;

•	the conversion or planned repayment of our debt obligations;

•	our future capital requirements and sources and uses of cash;

•	our ability to obtain funding for our operations;

•	our business, expansion plans, and opportunities;

•	our expectations regarding regulatory approvals and authorizations;

•	the increased expenses associated with being a public company;

•

the expectations regarding the effects of existing and developing laws and regulations, including with respect to regulations around satellites, intellectual property law, and privacy and data protection;

•

global and domestic economic conditions, including currency exchange rate fluctuations, inflation, rising interest rates and geopolitical uncertainty and instability, and their impact on demand and pricing for our offerings in affected markets; and

•

the impact and severity of the COVID-19 pandemic, including evolving and future variants, or a similar public health threat, on global capital and financial markets, general economic conditions in the United States, and our business and operations.

We caution you that the foregoing list may not contain all of the forward-looking statements made or incorporated by reference in this prospectus. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained or incorporated by reference in this prospectus on our expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects as of the date such statements are made. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, our most recent Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, and any other documents we file with the SEC from time to time. Moreover, we operate in a very competitive and rapidly evolving environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained or incorporated by reference in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we, the selling securityholders, nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made or incorporated by reference in this prospectus to reflect events or circumstances after the date such statements are made or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date such statements are made, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and any applicable prospectus supplement involves risks. Before deciding whether to acquire any such securities, you should consider carefully the risks and uncertainties described under the heading “Risk Factors” discussed under the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, together with other information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. The risks described in these documents are not the only ones we face. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors, or factors that we currently deem immaterial, that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of the risks we face actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also read carefully the section above titled “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

All of the securities offered by the selling securityholders (including shares of Class A common stock underlying warrants) pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Each warrant entitles the holder thereof to purchase upon exercise one share of our Class A common stock for $11.50 per share and is exercisable until 5:00 p.m., New York City time, on August 16, 2026. We would receive approximately $208.1 million in proceeds assuming the exercise of all of the warrants in full for cash. The private placement warrants may be exercised on a “cashless basis” so long as they are held by their initial purchasers or their permitted transferees. Unless we inform you otherwise in a prospectus supplement, we intend to use any net proceeds from the exercise of the warrants for general corporate purposes, which may include acquisitions and other business opportunities, capital expenditures and working capital. Our management will have broad discretion over the use of proceeds from the exercise of the warrants. There is no assurance that the holders of warrants will elect to exercise any or all of the warrants. To the extent that the private placement warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

With respect to the registration of shares of our Class A common stock offered by the selling securityholders pursuant to this prospectus, the selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, and fees of our counsel and our independent registered public accountants.

DESCRIPTION OF SECURITIES

General

The following summary description of our capital stock is based on the provisions of our restated certificate of incorporation, our amended and restated bylaws, the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the agreements described below. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our restated certificate of incorporation, our amended and restated bylaws, the DGCL and such agreements. For information on how to obtain copies of our restated certificate of incorporation, our amended and restated bylaws and such agreements, which are exhibits to the registration statement of which this prospectus forms a part, see the section titled “Where You Can Find More Information.”

Our authorized capital stock consists of 1,115,000,000 shares, $0.0001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	15,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

As of October 31, 2022, there were 140,011,711 shares of Class A common stock issued and outstanding, 12,058,614 shares of Class B common stock outstanding, and no shares of our preferred stock outstanding.

Common Stock

Our restated certificate of incorporation authorizes two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and certain economic rights. Some of the terms of these classes of our common stock are discussed in greater detail below.

Dividend Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of our Class A common stock are entitled to receive dividends on a pro rata basis out of any assets legally available as may be declared from time to time by our board of directors. Dividends may not be declared or paid on our Class B common stock.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable on an equal priority, pro rata basis to the holders of our common stock unless different treatment is approved by the majority of the holders of our Class A common stock and our Class B common stock, each voting separately as a class, subject to the rights of any holders of any series of our preferred stock then outstanding. Our Class B common stock is entitled to receive a maximum of $0.0001 per share upon a liquidation, dissolution, or winding up.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of our Class B common stock are entitled to nine votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of our Class A common stock and our Class B common stock vote together as a single class, unless otherwise expressly provided in our restated certificate of incorporation or required by law.

Under our restated certificate of incorporation, approval of the holders of at least two-thirds of the outstanding shares of our Class B common stock, voting as a separate class, is required to:

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directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of our restated certificate of incorporation inconsistent with, or otherwise alter, any provision of our restated certificate of incorporation relating to the voting or other rights, powers, preferences, privileges or restrictions of our Class B common stock;

•	reclassify any outstanding shares of our Class A common stock into shares having the right to have more than one vote for each share thereof; or

•	issue any shares of our Class B common stock.

In addition, Delaware law could require either holders of our Class A common stock or of our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely; and

•

if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

Subject to any rights of the holders of any series of our preferred stock to elect directors under specified circumstances, the number of directors that constitutes our board of directors will be fixed solely by resolution of our board of directors. Our restated certificate of incorporation and our amended and restated bylaws have established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. There is no cumulative voting with respect to the election of directors.

Conversion and Transferability

Shares of our Class A common stock and our Class B common stock are not convertible into any other shares of our capital stock. With respect to Peter Platzer, our Chief Executive Officer, President and Director; Theresa Condor, our Chief Operating Officer and Director; Jeroen Cappaert, our Chief Technology Officer; and Joel Spark, our Vice President, Space Services (collectively, the “Founders”), each share of our Class B common stock will automatically and without further action on the part of us or the holders of our Class B common stock be transferred to us for no consideration upon (i) the affirmative written election of such holder, (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the Closing Date, that both (a) such Founder is no longer providing services to us as an officer, employee, or consultant and (b) such Founder is no longer one of our directors, (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date that such Founder’s employment with us is terminated for Cause for Termination (as such term is defined in our restated certificate of incorporation), or (iv) upon the death or disability of such Founder. In addition, upon the sale, assignment, transfer, or other disposition of shares of Class A common stock held by the Founders pursuant to transfers not permitted by our restated certificate of incorporation, an equivalent number of shares of Class B common stock held by such Founder will be automatically and without further action on the part of us or such Founder be transferred to us for no consideration.

Notwithstanding the foregoing, all outstanding shares of our Class B common stock will automatically and without further action on the part of us or the holders of Class B common stock be transferred to us for no consideration on (i) the date specified by the holders of two-thirds of the then outstanding shares of our Class B common stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of our Class B common stock, or (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date that the number of outstanding shares of our Class B common stock held by the Founders represents less than 10% of the aggregate number of shares of our Class B common stock held collectively by the Founders as of 11:59 p.m. Eastern Time on the Closing Date.

Other Matters

All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and by filing a certificate pursuant to the applicable law of the State of Delaware (“Preferred Stock Designation”) to fix the designation, powers, preferences, and rights of the shares of each series and any qualifications, limitations, or restrictions thereof. Our board of directors is empowered to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders, unless required by the Preferred Stock Designation, irrespective of the provisions of the DGCL. Our board of directors is able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. There are currently no plans to issue any shares of preferred stock.

Warrants

Public Warrants

Pursuant to the warrant agreement by and between American Stock Transfer & Trust Company, LLC (“AST”) and NavSight, dated as of September 9, 2020 (the “Warrant Agreement”), each whole warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on September 16, 2021, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. The warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have filed with the SEC this registration statement for the registration, under the Securities Act, of the shares of our Class A common stock issuable upon exercise of the warrants. We will use commercially reasonable efforts to maintain the effectiveness of this registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the issuance of the shares of our Class A common stock issuable upon exercise of the warrants is not effective, warrant holders may, during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of the public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we elect to do so, we will not be required to maintain in effect a registration statement, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of shares of Class A common stock equal to the lesser of (i) the quotient obtained by dividing (a) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” less the exercise price of the warrants by (b) the fair market value and (ii) 0.361. The “fair market value” shall mean the volume weighted average price of the shares of Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the shares of our Class A common stock for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, we will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her, or its warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

However, the price of the shares of Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of Class A common stock (as defined below);

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms (except as described above with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants as described above.

The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the volume-weighted average price of Class A common stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of the warrant is adjusted. See “—Anti-dilution Adjustments.” If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤ $10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥ $18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤ $10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥ $18.00
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume-weighted average price of Class A common stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of Class A common stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A common stock per warrant (subject to adjustment).

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide it with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. See “—Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of the IPO. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when our Class A common stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when Class A common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for Class A common stock if and when such Class A common stock was trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the Warrant Agreement (for instance, if we are not the surviving company in a merger), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Class A common stock, we (or surviving company) will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% of the shares of Class A common stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of Class A common stock is increased by a stock capitalization or stock dividend payable in shares of Class A common stock, or by a split-up of Class A common stock or other similar event, then, on the effective date of such stock capitalization or stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase Class A common stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume-weighted average price of shares of Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than (i) as described above, (ii) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Class A common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Class A common stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (iii) in those other cases applicable per the terms of the Warrant Agreement, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a Warrant Agreement between AST, as warrant agent, and NavSight. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number, the number of shares of Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants are identical to the public warrants, except that, so long as they are held by Six4 Holdings, LLC or its permitted transferees, (i) they will not be redeemable by us, (ii) they (including the Class A common stock issuable upon exercise of these warrants) were not, subject to certain limited exceptions, transferable, assignable or saleable until 30 days after the Closing, (iii) they may be exercised by the holders on a cashless basis, and (iv) they are entitled to registration rights.

Anti-Takeover Provisions

Certain provisions of Delaware law, our restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors.

Section 203 of the DGCL

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of us.

Certificate of Incorporation and Bylaws Provisions

Our restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual Class Stock

As described above, our Class B common stock has nine votes per share, while our Class A common stock, which is the only class of our capital stock that is publicly traded, has one vote per share. As a result of this dual class structure, the Founders have an aggregate of ten votes per share of Class A common stock, which will provide the Founders significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Board of Directors Vacancies

Our restated certificate of incorporation and our amended and restated bylaws authorize only a majority of the remaining members of our board of directors, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of preferred stock to elect directors under specific circumstances, the number of directors constituting our board of directors will be permitted to be set only by a resolution of our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board

Our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Action; Special Meeting of Stockholders

Our restated certificate of incorporation and our amended and restated bylaws provide that our stockholders may not take action by written consent but may only take action at a duly called annual or special meeting of the stockholders. As a result, a holder controlling a majority of the voting power of our capital stock would not be able to amend our amended and restated bylaws, amend our restated certificate of incorporation or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, President, or Secretary, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Except as otherwise described, any amendment of our restated certificate of incorporation that requires stockholder approval pursuant to the DGCL requires the affirmative vote of the holders of at least a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated bylaws provide that the affirmative vote of the holders of at least a majority of the total voting power of our then outstanding capital stock, voting together as a single class, is required for stockholders to alter, amend or repeal, or adopt any provision of our amended and restated bylaws.

Issuance of Undesignated Preferred Stock

Our restated certificate of incorporation provides that our board of directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL, our restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws further provide that, unless otherwise consented to by us in writing, the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Nothing in this provision will apply to any action brought to enforce a duty or liability created by the Exchange Act. Stockholders cannot waive compliance (or consent to non-compliance) with the federal securities laws and the rules and regulations thereunder. These provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Registration Rights

We have filed a shelf registration statement with the SEC pursuant to (i) the Investor Rights Agreement, dated as of February 28, 2021, by and between us, Six4 Holdings, LLC, Gilman Louie, Henry Crumpton, Jack Pearlstein, Robert Coleman, William Crowell, Peter Platzer, Theresa Condor, William Porteous and Stephen Messer (the “Investor Rights Agreement”), which provides that we are required to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Class A common stock and other equity securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein, (ii) the subscription agreements we entered into with the investors in the PIPE Investment, which provide that we are required to register for resale of the shares of Class A common stock issued in the PIPE Investment and (iii) pursuant to the Warrant Agreement, as described above, covering the shares of Class A common stock issuable upon exercise of the warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A common stock is listed on the NYSE under the symbol “SPIR.” Our private placement warrants, after resale, and public warrants are listed on the NYSE under the symbol “SPIR.WS.”

SELLING SECURITYHOLDERS

This prospectus relates to (i) the resale of up to 24,500,000 shares of Class A common stock related to the PIPE Investment by certain of the selling securityholders; (ii) the resale of up to 35,306,951 shares of Class A common stock issued to certain securityholders in connection with the Merger; (iii) 2,076,762 shares of Class A common stock issuable to certain securityholders pursuant to the Earnout, and (iv) the resale of up to 6,600,000 private placement warrants. This prospectus also relates to the issuance by us of up to (i) 6,600,000 shares of Class A common stock that are issuable by us upon the exercise of the private placement warrants and (ii) 11,499,992 shares of Class A common stock that are issuable by us upon the exercise of the public warrants.

The selling securityholders may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below and their permitted transferees who later come to hold any of the selling securityholders’ interest in the securities, other than through a public sale.

The following table sets forth, as of immediately prior to the sale of the shares of Class A common stock and warrants in this offering, the names of the selling securityholders, and the aggregate number of shares of Class A common stock and warrants that the selling securityholders may offer pursuant to this prospectus. The table does not include the issuance by us of up to 11,499,992 shares of Class A common stock upon the exercise of the public warrants, each of which is also covered by this prospectus. For purposes of this table, we have assumed that the selling securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Selling securityholder information for each additional selling securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of a selling securityholder’s shares pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling securityholder and the number of shares of Class A common stock or warrants registered on its behalf. A selling securityholder may sell or otherwise transfer all, some or none of such shares of Class A common stock or warrants in this offering. See “Plan of Distribution.”

Unless otherwise noted, the business address of each of those listed in the table below is c/o Spire Global, Inc., 8000 Towers Crescent Drive, Suite 1100, Vienna, Virginia.

	Before the Offering				After the Offering
Name of Selling Securityholder	Number of Class A Shares	Number of Warrants	Number of Class A Shares Being Offered	Number of Warrants Being Offered	Number of Class A Shares	Percentage of Class A Shares	Number of Warrants	Percentage of Outstanding Warrants
Alyeska Master Fund, L.P.(1)	500,000	—	500,000	—	—	—	—	—
Bessemer Venture Partners IX L.P.(2)	4,333,491	—	4,333,491	—	—	—	—	—
Bessemer Venture Partners IX Institutional L.P.(3)	3,471,790	—	3,471,790	—	—	—	—	—
BlackRock, Inc.(4)	176,979	—	176,979	—	—	—	—	—
Funds advised by Bloom Tree Partners, LLC(5)	1,500,000	—	1,500,000	—	—	—	—	—
Citadel Multi-Strategy Equities Master Fund Ltd.(6)	500,000	—	500,000	—	—	—	—	—
Crescent Park FOF Partners, L.P.(7)	97,297	—	97,297	—	—	—	—	—
Crescent Park Global Equity Master Fund, L.P.(7)	148,656	—	148,656	—	—	—	—	—
Crescent Park Master Fund, L.P.(7)	1,254,047	—	1,254,047	—	—	—	—	—

	Before the Offering				After the Offering
Name of Selling Securityholder	Number of Class A Shares	Number of Warrants	Number of Class A Shares Being Offered	Number of Warrants Being Offered	Number of Class A Shares	Percentage of Class A Shares	Number of Warrants	Percentage of Outstanding Warrants
Gilman Louie(8)	32,500	—	32,500	—	—	—	—	—
Global Public Offering Master Fund, LP(9)	2,169,610	—	2,169,610	—	—	—	—	—
Hedosophia Public Investments Limited(10)	3,000,000	—	3,000,000	—	—	—	—	—
Henry Crumpton(11)	25,000	—	25,000	—	—	—	—	—
Jack Pearlstein(12)	3,333,750	3,300,000	3,333,750	3,300,000	—	—	—	—
JAWS Equity Owner 153, LLC(13)	1,200,000	—	1,200,000	—	—	—	—	—
Jeroen Cappaert(14)	1,946,481	—	1,946,481	—	—	—	—	—
Linden Capital L.P.(15)	600,000	—	600,000	—	—	—	—	—
Marcho Partners Master Fund ICAV(16)	2,500,000	—	2,500,000	—	—	—	—	—
Maverick Fund II, Ltd.(17)	229,815	—	229,815	—	—	—	—	—
Maverick Fund USA, Ltd.(17)	470,185	—	470,185	—	—	—	—	—
Integrated Core Strategies (US) LLC(18)	500,000	99,190	500,000	99,190	—	—	—	—
MMF LT, LLC(19)	500,000	—	500,000	—	—	—	—	—
Park West Investors Master Fund, Limited(20)	455,400	—	455,400	—	—	—	—	—
Park West Partners International, Limited(21)	44,600	—	44,600	—	—	—	—	—
Peter Platzer(22)	8,885,778	—	8,885,778	—	—	—	—	—
Project Orbit, a Series of GPO Fund Series Select, LLC(23)	235,913	—	235,913	—	—	—	—	—
Robert A. Coleman(24)	3,333,750	3,300,000	3,333,750	3,300,000	—	—	—	—
RRE Leaders Fund, LP(25)	2,128,366	—	2,128,366	—	—	—	—	—
RRE Ventures V, L.P.(26)	5,115,038	—	5,115,038	—	—	—	—	—
Schonfeld Strategic 460 Fund LLC(27)	500,000	—	500,000	—	—	—	—	—
Senator Global Opportunity Master Fund L.P.(28)	1,000,000	—	1,000,000	—	—	—	—	—
Stephen Messer(29)	1,035,568	—	1,035,568	—	—	—	—	—
Theresa Condor(30)	153,623	—	153,623	—	—	—	—	—
Tiger Global Investments, L.P.(31)	5,000,000	—	5,000,000	—	—	—	—	—
Washington Harbour Capital Master Fund, LP(32)	480,000	—	480,000	—	—	—	—	—
Washington Harbour Capital Long Only Master Fund, LP(32)	20,000	—	20,000	—	—	—	—	—
William Crowell(33)	25,000	—	25,000	—	—	—	—	—
William Joel Spark(34)	1,946,481	—	1,946,481	—	—	—	—	—
Zephir Worldwide LLC(35)	211,574	—	211,574	—	—	—	—	—

(1)

Alyeska Investment Group, L.P. is the investment manager of Alyeska Master Fund, L.P. and as such, has voting and investment control of the shares held by Alyeska Master Fund, L.P. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P. The address of Alyeska Master Fund, LP is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Ste 700, Chicago, IL 60601.

(2)

Consists of (i) 4,040,713 shares of Class A common stock and (ii) 292,778 shares of Class A common stock that may become issuable pursuant to the Earnout. Deer IX & Co. L.P. is the general partner of Bessemer Venture Partners IX L.P. Deer IX & Co. Ltd. is the general partner of Deer IX & Co. L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis, and Adam Fisher are the directors of Deer IX & Co. Ltd. and hold the voting and dispositive power for Bessemer Venture Partners IX L.P. Investment and voting decisions with respect to the shares held by Bessemer Venture Partners IX L.P. are made by the directors of Deer IX & Co. Ltd. acting as an investment committee. The address for Bessemer Venture Partners IX L.P. is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. Bessemer Venture Partners IX L.P. is a party to the Investor Rights Agreement.

(3)

Consists of (i) 3,237,232 shares of Class A common stock and (ii) 234,558 shares of Class A common stock that may become issuable pursuant to the Earnout. Deer IX & Co. L.P. is the general partner of Bessemer Venture Partners IX Institutional L.P. Deer IX & Co. Ltd. is the general partner of Deer IX & Co. L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis, and Adam Fisher are the directors of Deer IX & Co. Ltd. and hold the voting and dispositive power for Bessemer Venture Partners IX Institutional L.P. Investment and voting decisions with respect to the shares held by Bessemer Venture Partners IX Institutional L.P. are made by the directors of Deer IX & Co. Ltd. acting as an investment committee. The address for Bessemer Venture Partners IX Institutional L.P. is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. Bessemer Venture Partners IX Institutional L.P. is a party to the Investor Rights Agreement.
(4)

The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Allocation Fund, Inc. (176,979 shares); BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc. (59,416 shares); BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc. (1,371 shares); BlackRock Capital Allocation Trust (48,300 shares); BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V (759,403 shares); Master Total Return Portfolio of Master Bond LLC (422,682 shares); BlackRock Global Long/Short Credit Fund of BlackRock Funds IV (31,849 shares); and BlackRock Global Funds – Next Generation Technology Fund (1,500,000 shares). BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The addresses of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members are 55 East 52nd Street, New York, NY 10055 and 400 Howard Street, San Francisco CA 94105. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.

(5)

Consists of (i) 172,978 shares of Class A common stock held by Bloom Tree Fund, LP, (ii) 767,059 shares of Class A common stock held by Bloom Tree Master Fund, Ltd., (iii) 268,581 shares of Class A common stock held by Blackwell Partners LLC and (iv) 291,382 shares of Class A common stock held by PAAMCO SP48 (collectively, the “Bloom Tree Funds”). Bloom Tree Partners, LLC serves as the investment adviser and has sole voting and dispositive power over the shares held of record by each of the Bloom Tree Funds. Alok Agrawal may be considered a control person of Bloom Tree Partners, LLC. Mr. Agrawal and Bloom Tree Partners, LLC disclaim beneficial ownership of the Class A common stock owned by the Bloom Tree Funds except to the extent of their pecuniary interest therein, if any. The business address of Mr. Agrawal, Bloom Tree Partners, LLC and the Bloom Tree Funds is c/o Bloom Tree Partners, LLC, 101 Park Avenue, 48th Floor, New York, New York, 10178.

(6)

Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment advisor registered under the U.S. Investment Advisers Act of 1940 (“CAL”), holds the voting and dispositive power with respect to the shares held by Citadel Multi-Strategy Equities Master Fund Ltd. Citadel Advisors Holdings LP (“CAH”) is the sole member of CAL. Citadel GP LLC is the general partner of CAH. Kenneth Griffin (“Griffin”) is the President and Chief Executive Officer of and sole member of Citadel GP LLC. Citadel GP LLC and Griffin may be deemed to be the beneficial owners of the stock through their control of CAL and/or certain other affiliated entities. The address for such entities and individuals is c/o Citadel Enterprise Americas LLC, 131 S. Dearborn Street, Chicago, IL 60603.

(7)

The investment advisor of the entity is Crescent Park Management, L.P. and the general partner of the entity is Crescent Park GP, LLC. Eli Cohen and Doug Edwards are the controlling persons for such entities. The address of the entity and individuals is 1900 University Avenue, Suite 501, East Palo Alto, CA 94303.

(8)	Mr. Louie is a party to the Investor Rights Agreement.
(9)

Consists of (i) 2,023,025 shares of Class A common stock and (ii) 146,585 shares of Class A common stock that may become issuable pursuant to the Earnout. Urgent International, Inc. (“Urgent”) is the managing member of Global Public Offering Fund GP, LLC, which is the general partner of Global Public Offering Master Fund, LP (“GPO”). Key Compton and Jeff Stewart are directors of Urgent and have shared voting and dispositive power over the shares held by GPO. The address of GPO is 420 Lexington Avenue, Suite 1402, New York, NY 10170. Global Public Offering Master Fund, LP is a party to the Investor Rights Agreement.

(10)

The board of directors of Hedosophia Public Investments Limited comprises Ian Osborne, Iain Stokes, Rob King and Trina Le Noury and each director has shared voting and dispositive power with respect to the securities held by Hedosophia Public Investments Limited. Each of them disclaims beneficial ownership of the securities held by Hedosophia Public Investments Limited. The address of Hedosophia Public Investments Limited is Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3QL.

(11)	Ambassador Crumpton is a party to the Investor Rights Agreement.
(12)

Consists of (i) 500,000 shares of Class A common stock issued pursuant to the PIPE Investment and (ii) 2,833,750 shares of Class A common stock transferred from Six4 Holdings, LLC immediately prior to the Closing. Mr. Pearlstein is a party to the Investor Rights Agreement.

(13)

Barry Sternlicht is the managing member of the entity and has the power to vote and dispose of the shares held by the entity. The address for the entity and individual is 1601 Washington Avenue, Miami Beach, FL 33139.

(14)

Consists of (i) 1,814,971 shares of Class A common stock and (ii) 131,510 shares of Class A common stock that may become issuable pursuant to the Earnout. Mr. Cappaert is a party to the Investor Rights Agreement and our Chief Technology Officer.

(15)

The securities held by Linden Capital L.P. are indirectly held by Linden Advisors LP (the investment manager of Linden Capital L.P.), Linden GP LLC (the general partner of Linden Capital L.P.), and Mr. Siu Min (Joe) Wong (the principal owner and the controlling person of Linden Advisors LP and Linden GP LLC). Linden Capital L.P., Linden Advisors LP, Linden GP LLC and Mr. Wong share voting and dispositive power with respect to the securities held by Linden Capital L.P. The address for Linden Capital L.P. is c/o Linden Advisors LP, 590 Madison Ave, 15th Fl, New York, NY 10022.

(16)

Marcho Partners LLP is the investment manager to Marcho Partners Master Fund ICAV. Carl Anderson is the Chief Investment Officer of Marcho Partners LLP and has the power to vote and dispose of the shares held by Marcho Partners Master Fund ICAV. The address of such entities and individual is Berkeley Square House, Berkeley Square, Mayfair, London W1J 6BE.

(17)

Maverick Capital, Ltd. is an investment adviser registered as such with the SEC and, as such, may be deemed to have beneficial ownership of the shares through the investment discretion it exercises over the accounts of its clients, Maverick Fund II, Ltd. and Maverick Fund USA, Ltd. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC. The address of such entities and individual is c/o Maverick Capital, Ltd., 1900 N. Pearl Street, 20th floor, Dallas, TX 75201.

(18)

Millennium Management LLC (“Millennium Management”) is the general partner of the managing member of Integrated Core Strategies (US) LLC (“ICS”) and may be deemed to have shared voting control and investment discretion over securities owned by ICS. Millennium Group Management LLC (“Millennium Group Management”) is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS. The managing member of

Millennium Group Management is a trust of which Israel A. Englander, a United States citizen, currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by ICS. The address for such entities and individual is c/o Millennium Management LLC, 399 Park Avenue, New York, New York 10022.
(19)

Moore Capital Management, LP, the investment manager of MMF LT, LLC, has voting and investment control of the shares held by MMF LT, LLC. Mr. Louis M. Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the shares of the Company held by MMF LT, LLC. Mr. Bacon also is the indirect majority owner of MMF LT, LLC. The address of MMF LT, LLC, Moore Capital Management, LP and Mr. Bacon is 11 Times Square, New York, New York 10036.

(20)

Park West Asset Management LLC is the investment manager to Park West Investors Master Fund, Limited. Peter S. Park, through one or more affiliated entities, is the controlling manager of Park West Asset Management LLC. The address of such funds and individual is 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.

(21)

Park West Asset Management LLC is the investment manager to Park West Partners International, Limited. Peter S. Park, through one or more affiliated entities, is the controlling manager of Park West Asset Management LLC. The address of such funds and individual is 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.

(22)

Consists of (i) 8,285,428 shares of Class A common stock and (ii) 600,350 of Class A common stock that may become issuable pursuant to the Earnout. Mr. Platzer is a party to the Investor Rights Agreement and our Chief Executive Officer, President and Director.

(23)

Consists of (i) 219,974 shares of Class A common stock and (ii) 15,939 shares of Class A common stock that may become issuable pursuant to the Earnout. Urgent is the managing member of Project Orbit, a Series of GPO Fund Series Select, LLC (“Project Orbit”). Key Compton and Jeff Stewart are directors of Urgent and have shared voting and dispositive power over the shares held by Project Orbit. The address of Project Orbit is c/o Global Public Offering Master Fund, LP, 420 Lexington Avenue, Suite 1402, New York, NY 10170. GPO, an affiliate of Project Orbit, is a party to the Investor Rights Agreement.

(24)

Consists of (i) 500,000 shares of Class A common stock issued pursuant to the PIPE Investment and (ii) 2,833,750 shares of Class A common stock transferred from Six4 Holdings, LLC immediately prior to the Closing. Mr. Coleman is a party to the Investor Rights Agreement.

(25)

Consists of (i) 1,984,568 shares of Class A common stock and (ii) 143,798 shares of Class A common stock that may become issuable pursuant to the Earnout. RRE Leaders GP, LLC is the general partner of RRE Leaders Fund, LP, and its managing members and officers are James D. Robinson IV, Stuart J. Ellman, and William D. Porteous, and RRE Leaders GP, LLC has sole voting and dispositive power with respect to the shares held by RRE Leaders Fund, LP. The address for RRE Leaders Fund, LP is 130 East 59th Street 17th Floor, New York, NY 10022. RRE Leaders Fund, LP is a party to the Investor Rights Agreement.

(26)

Consists of (i) 4,769,452 shares of Class A common stock and (ii) 345,586 shares of Class A common stock that may become issuable pursuant to the Earnout. RRE Ventures GP V, LLC is the general partner of RRE Ventures V, L.P. and its managing members and officers are James D. Robinson IV, Stuart J. Ellman, and William D. Porteous, and RRE Ventures GP V, LLC has sole voting and dispositive power with respect to the shares held by RRE Ventures V, L.P. The address for RRE Ventures V, L.P. is 130 East 59th Street 17th Floor, New York, NY 10022. RRE Ventures V, L.P. is a party to the Investor Rights Agreement.

(27)

Schonfeld Strategic Advisors LLC is a Registered Investment Adviser and has been delegated the legal power to vote and/or direct the disposition of such securities on behalf of Schonfeld Strategic 460 Fund LLC as a general partner or investment manager and would be considered the beneficial owner of such securities. The above shall not be deemed to be an admission by the record owners or Schonfeld Strategic 460 Fund LLC that they are themselves beneficial owners of these securities for purposes of Section 13(d) of the Exchange Act, or any other purpose. The address of Schonfeld Strategic 460 Fund LLC is 460 Park Ave, Floor 19, New York, NY 10022.

(28)

Senator Investment Group LP (“Senator”) is investment manager of Senator Global Opportunity Master Fund L.P. and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP, and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by Senator Global Opportunity Master Fund L.P. Mr. Silverman disclaims beneficial ownership of the shares held by Senator Global Opportunity Master Fund L.P. The address for Senator Global Opportunity Master Fund L.P. is c/o Senator Investment Group LP 510 Madison Avenue, 28th Floor, New York, NY 10022.

(29)

Consists of (i) 1,026,093 shares of Class A common stock and (ii) 9,475 shares of Class A common stock that may become issuable pursuant to the Earnout. Mr. Messer is a party to the Investor Rights Agreement.

(30)

Consists of (i) 143,244 shares of Class A common stock and (ii) 10,379 shares of Class A common stock that may become issuable pursuant to the Earnout. Ms. Condor is a party to the Investor Rights Agreement and our Chief Operating Officer and Director.

(31)

Consists of shares of held of record by Tiger Global Investments, L.P. and/or other entities or persons affiliated with Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman and Scott Shleifer. The address for each of these entities and individuals is 9 West 57th Street, 35th Floor, New York, NY 10019.

(32)

The investment manager of the entity is Washington Harbour Partners, LP, whose underlying owner is Mina Faltas. The address for such entity and individual is 1201 Wilson Blvd, Suite 2210, Arlington, VA 22209.

(33)	Mr. Crowell is a party to the Investor Rights Agreement.
(34)

Consists of (i) 1,814,971 shares of Class A common stock and (ii) 131,510 shares of Class A common stock that may become issuable pursuant to the Earnout. Mr. Spark is a party to the Investor Rights Agreement and our Vice President, Space Services.

(35)

Consists of (i) 197,280 shares of Class A common stock and (ii) 14,294 shares of Class A common stock that may become issuable pursuant to the Earnout. Stephen Messer is a Member at Zephir Worldwide LLC and shares the power to vote and dispose of shares held by Zephir Worldwide LLC. The address for Zephir Worldwide LLC is 626 Millwood Road, Mt. Kisco, NY 10549. Zephir Worldwide LLC is a party to the Investor Rights Agreement.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling warrants, shares of our Class A common stock or interests in shares of our Class A common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their warrants, shares of our Class A common stock or interests in shares of our Class A common stock on any stock exchange, market or trading facility on which the warrants or shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of warrants, shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In addition, a selling securityholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of our Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the warrants or shares of our Class A common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the warrants or shares of our Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our warrants, shares of our Class A common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the warrants or shares of our Class A common stock in the course of hedging the positions they assume. The selling securityholders may also sell warrants or shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge the warrants or Class A common stock to broker-dealers that in turn may sell these securities.

The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of warrants or shares offered by this prospectus, which warrants or shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the warrants or Class A common stock offered by them will be the purchase price of the warrants or Class A common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the warrants or shares of our Class A common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the warrants or Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the warrants or Class A common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of warrants or shares in the market and to the activities of the selling securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the warrants or shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or such securities have been withdrawn.

VALIDITY OF SECURITIES

Wilson Sonsini Goodrich & Rosati, Professional Corporation has passed upon the validity of the securities offered by this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Spire Global, Inc. for the year ended December 31, 2021 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of exactEarth Ltd. as of October 31, 2021 and for the year ended October 31, 2021 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Macias Gini & O’Connell, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of exactEarth Ltd. as of October 31, 2020 and for the year ended October 31, 2020 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.